

Mail Stop 3720

September 4, 2015

Mr. John J. Stephens
Senior Executive Vice President
  and Chief Financial Officer
AT&T Inc.
208 S. Akard St.
Dallas, TX 75202

      **Re:**    **AT&T Inc.**
               **Form 10-K for the Year Ended December 31, 2014**
               **Filed February 20, 2015**
               **Response Dated April 17, 2015**
               **File No. 001-8610**

Dear Mr. Stephens:

We have reviewed your April 17, 2015 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 12. Pension and Postretirement Benefits, pages 63 through 76

1.     You disclosed on page 64 that the change in method used to estimate interest and service costs resulted in a decrease in the service and interest components for pension cost in the fourth quarter of 2014. Please disclose how the change impacted your financial statements in quantitative terms.

2.     We noted that footnote 1 on page 67 disclosed the weighted average assumed discount rates to calculate pension cost in effect before and after the change. However, it appears that the assumed discount rates to calculate pension costs related to other postretirement

benefit (OPEB) plans were not affected.  Please ensure the disclosure is clear about the discount rates assumed for OPEB plans, and ensure the disclosure of the assumed discount rates used to calculate pension costs reflects the change, as appropriate.

3.      Please expand the critical accounting estimates discussion or the footnotes to describe the approach used to compute interest cost and service cost.

General

4.      We noted from your April 17, 2015 response that you expect that certain of you non-GAAP measures will experience improvement of approximately $1 billion in 2015 by virtue of this change in estimate.  We expect that you will provide transparent disclosure in your discussion of your non-GAAP measures of the impact of the change to include quantification of the effect of the change in method.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications